Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-89742, 333-121248, 333-117169 and 333-157596) of Novellus Systems, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Novellus Systems, Inc. Retirement Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4a-schedule of nonexempt transactions, Schedule H, line 4i-schedule of assets (held at end of year) and Schedule H, line 4j-schedule of reportable transactions as of and for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Novellus Systems, Inc. Retirement Plan.

/s/    MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 29, 2009